Exhibit 99.2

February 11, 2021 Colliers International Group Inc. Fourth Quarter 2020 Financial Results $FFHOHUDWLQJVXFFHVV

Colliers 2

Forward-Looking Statements

This presentation includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans; a default on loans originated under the Fannie Mae Delegated Underwriting and Servicing DUS Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company's Annual Information Form for the year ended December 31, 2020 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-GAAP measures

This presentation makes reference to the non-GAAP measures Adjusted EBITDA (AEBITDA) and Adjusted EPS (AEPS). Please refer to Appendix for reconciliations to GAAP measures.

Resilience during the pandemic Better than anticipated fourth quarter and full year 2020 financial results, despite the ongoing impact of the pandemic Majority of revenues and Adjusted EBITDA generated from high quality recurring services Geographic diversification provides further resilience Other highlights New visual identity reaffirms our commitment to accelerating success of our clients and our people Fourth Quarter Highlights Colliers 3 2020 2019 Q4 Q4 USD LC (1) Revenue 913.7 928.3 -2% -4% Adjusted EBITDA 154.9 144.3 7% 4% Adjusted EBITDA Margin 17.0% 15.5% Adjusted EPS 1.79 2.01 -11% GAAP Operating Earnings 79.4 99.4 -20% GAAP Operating Earnings Margin 8.7% 10.7% GAAP EPS 0.80 1.20 -33% 2020 2019 Full Year Full Year USD LC (1) Revenue 2,786.9 3,045.8 -9% -9% Adjusted EBITDA 361.4 359.5 1% 0% Adjusted EBITDA Margin 13.0% 11.8% Adjusted EPS 4.18 4.67 -10% GAAP Operating Earnings 164.6 218.2 -25% GAAP Operating Earnings Margin 5.9% 7.2% GAAP EPS 1.22 2.57 -53% Three months ended December 31, 2020 %Change Year ended December 31, 2020 % Change (US$ millions, except per share amounts) (1) Local Currency

215.5 292.5 277.3 259.9 377.2 331.2 43.7 44.7 913.7 928.3 Q4 2020 Q4 2019 Fourth Quarter Consolidated Revenues Colliers 4 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing (US$ millions) % Change over Q4 2019 USD LC Investment Management (1) -2% -3% Outsourcing & Advisory 14% 12% Capital Markets 7% 4% Leasing -26% -29% Total -2% -4% Revenue Mix Q4 2020 Q4 2019 Investment Management 5% 5% Outsourcing & Advisory 41% 36% Capital Markets 30% 28% Leasing 24% 31% Total 100% 100% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 4% Local currency Internal growth: - 15%

686.5 946.4 700.9 775.9 1,226.9 1,148.9 172.6 174.6 2,786.9 3,045.8 2020 2019 Colliers 5 % Change over 2019 USD LC Investment Management (1) -1% -1% Outsourcing & Advisory 7% 7% Capital Markets -10% -10% Leasing -27% -28% Total -9% -9% Revenue Mix 2020 2019 Investment Management 6% 6% Outsourcing & Advisory 44% 38% Capital Markets 25% 25% Leasing 25% 31% Total 100% 100% Full Year Consolidated Revenues (US$ millions) (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 8% Outsourcing & Advisory Investment Management (1) Capital Markets Leasing Local currency Internal growth: - 16%

43% 39% 18% 61% Recurring 45% 24% 25% 6% Full Year Service Diversification Colliers 6 2020 Revenue By Service Line 2020 AEBITDA By Service Line Revenue and AEBITDA include the full year impact of acquisitions completed in 2020 Leasing Capital Markets & Leasing Outsourcing & Advisory Investment Management Capital Markets 51% Recurring

Americas 524.9 EMEA 182.5 Asia Pacific 162.6 Investment Management 43.7 57% 20% 18% 5% Americas 486.0 EMEA 225.6 Asia Pacific 171.7 Investment Management 44.7 52% 24% 19% 5% Americas 50.2 EMEA 51.2 Asia Pacific 32.5 Investment Management 16.5 33% 34% 22% 11% Americas 70.3 EMEA 35.6 Asia Pacific 36.0 Investment Management 18.4 44% 22% 22% 12% Fourth Quarter Geographic Mix (1) Q4 2020 GAAP Operating Earnings: $54.8M Americas, $26.4M EMEA, $30.4M Asia Pacific, $10.4M Investment Management (2) Q4 2019 GAAP Operating Earnings: $35.5M Americas, $42.7M EMEA, $28.1M Asia Pacific, $9.9M Investment Management Colliers 7 Q4 2020 Revenues Q4 2019 Revenues Q4 2020 AEBITDA Q4 2019 AEBITDA (US$ millions)

Revenue up 8% in local currency Revenue growth driven by recent acquisitions with modest internal revenue growth in Outsourcing & Advisory and Capital Markets Adjusted EBITDA increased by 40% and included the impact of recent acquisitions and measures implemented to manage operating costs Americas Colliers 8 GAAP Operating Earnings: Q4 2020 $54.8M at 10.4% margin; Q4 2019 $35.5M at 7.3% margin 135.0 203.6 184.2 125.8 205.7 156.6 524.9 486.0 Q4 2020 Q4 2019 70.3 50.2 13.4% 10.3% Q4 2020 Q4 2019 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 8% 8% Outsourcing & Advisory Capital Markets Leasing

Revenue down 24% in local currency Declines experienced across all service lines attributable to the pandemic Margin impact mitigated by measures implemented to manage operating costs EMEA Colliers 9 GAAP Operating Earnings: Q4 2020 $26.4M at 14.5% margin; Q4 2019 $42.7M at 18.9% margin 43.8 51.5 53.9 79.4 84.8 94.7 182.5 225.6 Q4 2020 Q4 2019 35.6 51.2 19.5% 22.7% Q4 2020 Q4 2019 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -19% -24% Outsourcing & Advisory Capital Markets Leasing

Revenue down 11% in local currency Pandemic - related decline in transactional businesses partially offset by growth in the Outsourcing & Advisory service line Margin increase from measures implemented to manage operating costs APAC Colliers 10 GAAP Operating Earnings: Q4 2020 $30.4M at 18.7% margin; Q4 2019 $28.1M at 16.3% margin 36.8 37.5 39.2 54.7 86.7 79.4 162.6 171.7 Q4 2020 Q4 2019 36.0 32.5 22.2% 18.9% Q4 2020 Q4 2019 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -5% -11% Outsourcing & Advisory Capital Markets Leasing

18.4 16.5 42.2% 36.9% 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 120.0% 140.0% 160.0% 180.0% 200.0% 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 50.0 Q4 2020 Q4 2019 Revenue up 4% in local currency, excluding pass - through historical carried interest Strong growth in both open and closed - end funds series AUM of $39.5 billion at December 31, 2020, up 9% from $36.2 billion at September 30, 2020 and up 20% from $32.9 billion at December 31, 2019 Investment Management Colliers 11 GAAP Operating Earnings: Q4 2020 $10.4M at 23.8% margin; Q4 2019 $9.9M at 22.1% margin 43.7 41.6 3.1 43.7 44.7 Q4 2020 Q4 2019 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -2% -3% Revenue Growth 5% 4% Investment Management Pass - through carried interest (excluding pass - through carried interest)

(US$ millions) Capitalization & Capital Allocation (1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 12 Cash $ 156.6 $ 115.0 Total Debt 479.9 611.4 Net Debt $ 323.3 $ 496.4 Convertible Notes 224.0 0.0 Redeemable non-controlling interests 442.4 359.2 Shareholders' equity 586.1 517.3 Total capitalization $ 1,575.8 $ 1,372.9 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 1.0x 1.4x Capital Expenditures $ 40.4 $ 44.2 Acquisition Spend (2) $ 242.8 $ 108.7 Twelve months ended December 31, 2020 December 31, 2019 December 31, 2020 December 31, 2019 Highlights • Net debt / pro forma adjusted EBITDA leverage of 1.0x at December 31, 2020 • Debt agreements permit a maximum leverage ratio of 3.5x • $777 million of unused credit under revolving credit facility maturing in April 2024 • May 2020 issuance of Convertible Notes further strengthened the balance sheet (considered equity for leverage ratio) • Anticipated capital expenditures of $65 - $75 million in 2021 driven by investments in office space and IT systems/software, including deferrals from 2020

(US$ millions) 2021 Outlook Colliers 13 • The impact of the COVID - 19 pandemic is expected to subside over the course of 2021, although the timing and extent remain uncertain • Transactional revenues are anticipated to rebound in the second half of the year, while Outsourcing & Advisory and Investment Management revenues are expected to remain resilient throughout the year • The outlook for the full year 2021 (relative to 2020), including the full year impact of acquisitions completed during 2020, is as follows: • This outlook is based on the Company’s best available information as of the date of this presentation and remains subject to change based on numerous macroeconomic, health, social, geo - political and related factors Full Year 2021 Outlook Revenue +10% to +25% Adjusted EBITDA +10% to +25%

Appendix Reconciliation of non - GAAP measures Colliers 14

Reconciliation of GAAP earnings to adjusted EBITDA Colliers 15 (US$ thousands) Net earnings $ 49,568 $ 67,877 $ 94,489 $ 137,585 Income tax 22,980 25,742 42,046 53,013 Other income, net (1,427) (868) (2,906) (1,853) Interest expense, net 8,322 6,677 30,949 29,452 Operating earnings 79,443 99,428 164,578 218,197 Depreciation and amortization 38,795 25,382 125,906 94,664 Gains attributable to MSRs (9,668) - (17,065) - Equity income from non-consolidated entites 1,468 - 2,919 - Acquisition-related items 34,349 9,767 45,848 28,532 Restructuring costs 6,947 7,110 29,628 10,252 Stock-based compensation expense 3,572 2,633 9,628 7,831 Adjusted EBITDA $ 154,906 $ 144,320 $ 361,442 $ 359,476 Three months ended Twelve months ended December 31, 2020 December 31, 2019 December 31, 2020 December 31, 2019

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Colliers 16 (US$ thousands) Net earnings $ 49,568 $ 67,877 $ 94,489 $ 137,585 Non-controlling interest share of earnings (15,666) (12,930) (29,572) (26,829) Interest on Convertible Notes 2,300 - 5,673 - Amortization of intangible assets 27,544 16,437 86,557 61,273 Gains attributable to MSRs (9,668) - (17,065) - Acquisition-related items 34,349 9,767 45,848 28,532 Restructuring costs 6,947 7,110 29,628 10,252 Stock-based compensation expense 3,572 2,633 9,628 7,831 Income tax on adjustments (15,115) (7,493) (35,350) (22,232) Non-controlling interest on adjustments (4,257) (2,769) (11,479) (9,868) Adjusted net earnings $ 79,574 $ 80,632 $ 178,357 $ 186,544 (US$) Diluted net (loss) earnings per common share $ 0.80 $ 1.20 $ 1.25 $ 2.57 Non-controlling interest redemption increment 0.01 0.17 0.37 0.20 Amortization expense, net of tax 0.35 0.25 1.23 0.93 Gains attributable to MSRs, net of tax (0.09) - (0.22) - Acquisition-related items 0.53 0.19 0.82 0.58 Restructuring costs, net of tax 0.12 0.13 0.51 0.19 Stock-based compensation expense, net of tax 0.07 0.07 0.22 0.20 Adjusted EPS $ 1.79 $ 2.01 $ 4.18 $ 4.67 Diluted weighted average shares for Adjusted EPS (thousands) 44,365 40,109 42,647 39,980 Three months ended Twelve months ended December 31, 2020 December 31, 2019 December 31, 2020 December 31, 2019 Three months ended Twelve months ended December 31, 2020 December 31, 2019 December 31, 2020 December 31, 2019

Appendix Full year regional details Colliers 17

Full Year Geographic Mix Colliers 18 Americas 1,626.4 EMEA 516.5 Asia Pacific 470.6 Investment Management 172.6 58% 19% 17% 6% Americas 1,690.5 EMEA 636.5 Asia Pacific 542.6 Investment Management 174.6 55% 21% 18% 6% Americas 151.3 EMEA 80.3 Asia Pacific 76.2 Investment Management 61.9 41% 22% 20% 17% Americas 180.4 EMEA 45.9 Asia Pacific 66.3 Investment Management 69.5 50% 13% 18% 19% (1) 2020 GAAP Operating Earnings: $121.4M Americas, $8.4M EMEA, $45.2M Asia Pacific, $40.7M Investment Management (2) 2019 GAAP Operating Earnings: $103.7M Americas, $48.5M EMEA, $67.1M Asia Pacific, $35.0M Investment Management 2020 Revenues 2019 Revenues 2020 AEBITDA 2019 AEBITDA (US$ millions)

Revenue down 3% in local currency Lower Leasing revenues partially offset by contributions from recent acquisitions AEBITDA increased by 19% and included the impact of recent acquisitions and measures implemented to manage operating costs Americas Colliers 19 GAAP Operating Earnings: 2020 $121.4M at 7.5% margin; 2019 $103.7M at 6.1% margin 495.6 691.2 460.2 424.7 670.5 574.7 1,626.4 1,690.5 2020 2019 180.4 151.3 11.1% 9.0% 2020 2019 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -4% -3% Outsourcing & Advisory Capital Markets Leasing

Revenue down 20% in local currency Lower activity across all service lines due to the impact of the pandemic Margin impact mitigated by measures implemented to manage operating costs EMEA Colliers 20 GAAP Operating Earnings: 2020 $8.4M at 1.6% margin; 2019 $48.5M at 7.6% margin 107.9 139.1 136.5 192.7 272.1 304.7 516.5 636.5 2020 2019 45.9 80.3 8.9% 12.6% 2020 2019 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -19% -20% Outsourcing & Advisory Capital Markets Leasing

Revenue down 15% in local currency Pandemic - related decline in Capital Markets and Leasing activity Margin increase from measures implemented to manage operating costs in the early stages of the pandemic APAC Colliers 21 GAAP Operating Earnings: 2020 $45.2M at 9.6% margin; 2019 $67.1M at 12.4% margin 82.9 115.9 104.2 158.5 283.5 268.2 470.6 542.6 2020 2019 66.3 76.2 14.1% 14.0% 2020 2019 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth -13% -15% Outsourcing & Advisory Capital Markets Leasing

69.5 61.9 40.3% 35.5% 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 120.0% 140.0% 160.0% 180.0% 200.0% 0.0 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 200.0 2020 2019 168.4 155.4 4.2 19.2 172.6 174.6 2020 2019 Revenue up 8% in local currency, excluding pass - through historical carried interest Strong fundraising in closed end funds and growth in open - end funds Investment Management Colliers 22 GAAP Operating Earnings: 2020 $40.7M at 23.6% margin; 2019 $35.0M at 20.1% margin Revenue AEBITDA and Margin (US$ millions) (US$ millions) Investment Management Pass - through carried interest USD LC Revenue Growth -1% -1% Revenue Growth 8% 8% (excluding pass - through carried interest)

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